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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                             (Amendment No. 1 )*
                                           ---

                             Javelin Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   471896100
                        ------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 7 pages


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-----------------------                                     -----------------
  CUSIP NO.  471896100                  13G                 Page 2 of 7 Pages
           ------------                                          -    -
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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Oberweis Asset Management, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
          Not Applicable                                        (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              287,600
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              287,600

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          287,600

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

          Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
          3.23%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
          IA

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------                                      -----------------
  CUSIP NO.  471896100                  13G                   Page 3 of 7 Pages
           -------------                                           -    -
------------------------                                      -----------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James D. Oberweis

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
          Not Applicable                                        (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

          U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              287,600
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              287,600

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          287,600

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
          Not Applicable                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          3.23%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
          IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

                    Javelin Systems, Inc.


Item 1(b)      Address of Issuer's Principal Executive Offices:

                    17891 Cartwright Road
                    Irvine, CA 92614


Item 2(a)      Name of Person Filing:

                    Oberweis Asset Management, Inc. ("OAM");
                    James D. Oberweis ("Mr. Oberweis")


Item 2(b)      Address of Principal Business Office:

                    OAM and Mr. Oberweis are both located at:
                    951 Ice Cream Drive, Suite 200
                    North Aurora, Illinois 60542


Item 2(c)      Citizenship:

                    OAM is an Illinois Corporation.
                    Mr. Oberweis is a U.S. citizen.


Item 2(d)      Title of Class of Securities:

                    Common Stock


Item 2(e)      CUSIP Number:

                    471896100


Item 3         Type of Person:

               (e) OAM is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940. Mr. Oberweis is the principal stockholder of OAM.



                               Page 4 of 7 pages

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Item 4         Ownership (at December 31, 1999):

                    (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                         287,600 shares

                    (b)  Percent of class:

                         3.23% (based on 8,895,000 shares outstanding on December 31, 1999)

                    (c)  Number of shares as to which the person has:

                              (i)   sole power to vote or to direct the vote:
                                    none

                              (ii)  shared power to vote or to direct the vote:
                                    287,600

                              (iii) sole power to dispose or to direct the
                                    disposition of: none

                              (iv)  shared power to dispose or to direct
                                    disposition of: 287,600


                    OAM serves as investment advisor to The Oberweis Funds (the "Fund") and other discretionary clients. Various of OAM's shareholders and employees are also officers and trustees of the Fund, but OAM does not consider the Fund to be controlled by such persons. Although the Fund is not controlled by OAM, pursuant to Rule 16d-3(a) the 260,000 shares beneficially owned by the Fund, with respect to which the Fund has delegated to OAM shared voting power and shared dispositive power, are considered to be shares beneficially owned by OAM by reason of such delegated powers. In addition to the shares beneficially owned by the Fund, other clients of OAM may own shares which are not included in the aggregate number of shares reported herein because OAM does not have or share voting or investment power over those shares.

Item 5         Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

                    The shares reported herein have been acquired on behalf of discretionary clients of OAM. Persons other than OAM are entitled to receive all dividends from, and proceeds from the sale of, those shares.


                                Page 5 of 7 pages

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Item 7         Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent Holding
               Company:

                    Not Applicable


Item 8         Identification and Classification of Members of the Group:

                    Not Applicable


Item 9         Notice of Dissolution of Group:

                    Not Applicable


Item 10        Certification:


                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 6 of 7 pages

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                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 1, 2000


                    The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.



                                        Oberweis Asset Management, Inc.


                                        By: /s/ Patrick B. Joyce
                                           ---------------------------------
                                                Patrick B. Joyce
                                                Executive Vice President



                    The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.



                                           /s/ James D. Oberweis
                                        ------------------------------------
                                           James D. Oberweis



                               Page 7 of 7 pages